**Exhibit 99.1**

**Transactions in the Common Stock During the Past 60 Days**

| Date of Purchase | Shares Purchased (#) | Purchase Price per Share ($) |
|---|---|---|
| | | |
| 11/14.2025 | 7,700 | $0.6297 |
| 11/17/2025 | 16,000 | $0.7554 |
| 11/18/2025 | 17,100 | $0.6676 |
| 11/19/2025 | 10,000 | $0.6359 |
| 11/20/2025 | 10,000 | $0.6141 |
| 11/21/2025 | 4,500 | $0.6663 |
| 11/24/2025 | 4,100 | $0.6772 |
| 11/25/2025 | 1,600 | $0.7714 |